

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

Chun Ki Wan
Chief Executive Officer
Idea Tech Holding Ltd
Room 721, 7/F Cyberport One
100 Cyberport Road
Pokfulam, Hong Kong

Re: Idea Tech Holding Ltd
 Draft Registration Statement on Form F-1
 Submitted April 1, 2025
 CIK No. 0002045440

Dear Chun Ki Wan:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Please revise your disclosure here and in your Business section to balance your discussion under the subheadings "Our Competitive Strengths" and "Our Growth Strategies" with discussion of the challenges you and your business may face. We note the subsection titled "Our Challenges" beginning on page 86 of your Business section. Additionally, we note the bulleted list and discussion under your risk factor beginning "We have a limited operating history. As such, our historical results of operations..." on page 18 discussing competitive pressures in the STEM educational market.

<u>We are exposed to the concentration risk of reliance on our largest supplier..., page 28</u>

2.   For context and clarity, please revise this risk factor to provide a cross-reference to your section titled "Related Party Transactions" on page 107. We note that Next Education Limited is a related party engaged in tutor management services that accounted for 7.88% of revenues and 19.18% of your total cost of revenues for the year ended June 30, 2024.

<u>Risk Factors</u>
<u>Risks Related to our Business and Industry</u>
<u>Our executive officers and directors hold certain management positions..., page 35</u>

3.   Please revise your disclosure here to state whether any of the companies where your executive officers and directors are currently serving on the board and management team, for which they may be entitled to substantial compensation, are reflected in your Related Party Transactions disclosure. Revise accordingly, including stating the names of applicable companies and providing a cross-reference this section. For example, we note your table on page 107 reflecting major related parties and their relationships with the company.

<u>Management's Discussion and Analysis...</u>
<u>Business Overview</u>
<u>Continued growth of the market for the STEM educational program..., page 67</u>

4.   Please revise your statement here and elsewhere as appropriate that you have achieved "relatively stable" income during the part two fiscal years to more accurately reflect your current financial results, including net income. In this regard, we note that you experienced a 10.65% decrease in revenues and a 23.38% decrease in net income from the years ended June 30, 2023 to 2024. We also note your discussion at the top of page 70 discussing the impact of the COVID-19 pandemic on results for fiscal year 2023, including a substantial increase in revenue that you state does not imply that your operating performance for the year ended June 30, 2024, "has ceased to grow."

<u>Industry, page 78</u>

5.   Please revise this section of your prospectus to update certain statistics and dates as applicable to reflect data, including HKD or USD figures and percentages, reflective of 2024. In this regard, we note that the graph on page 79, for example, reflect projected "Total Revenue of Robotics Programming Education Market, Hong Kong 2019-2028E" with the total revenue for 2024 as estimated. By way of further example, the figure on page 82 reflects rankings based on sales revenues as of 2023; however, it is now the second quarter of 2025. For accuracy and consistency, please update accordingly.

Business
Our Growth Strategies
Phase 1 - Nationwide Business Rollout, page 86

6. Please briefly expand your discussion here and elsewhere as appropriate to explain what is entailed in "seeking local cooperation" in executing your planned growth across mainland China.

Our Products and Services
Software and Hardware Products, page 87

7. Please revise your disclosure here and elsewhere throughout your registration statement to briefly expand your discussion of your relationship with DJI and High Great. Specifically, expand your discussion to clarify what is entailed in by being the "exclusive partner" of DJI as well as the nature of your "partnerships" with each entity, respectively. Last, please revise to explain the relationship with iFlight Technology Company Limited and DJI as we note that you state that iFlight provides you with DJI drones but your discussion elsewhere refers to you as the "partner of DJI." We note that your disclosure elsewhere, including in your Risk Factors section reflecting that a portion of your customer base and brand recognition in Hong Kong depends on these partnerships.

Our Suppliers, page 90

8. Please revise your disclosure here and elsewhere as applicable to expand your discussion of your relationships with your key suppliers. Specifically, discuss whether you have entered into written agreements with each of these parties, respectively, and if so, the key terms of any agreements (e.g., duration). We note the placeholders in your Exhibit Index for certain agreements to be file as Exhibits 10.7-10.10.

9. Revise your discussions to make clear whether you employ the mentors offered by Next Education Limited, or whether you engage in contractual arrangements for the supply of these individuals to facilitate your STEM education offerings to schools. Additionally, briefly expand your disclosure here and elsewhere as appropriate to discuss how these mentors enable you to "tailor training courses" specifically to your school clients.

Properties, page 91

10. Please revise your disclosure to provide any updates regarding your lease agreements. We note that the two lease agreements related to a use of "store and demonstration" reflected here have a term that expires May 31, 2025. To the extent applicable, revise your disclosure to reflect the impact to your business operations or otherwise if you do not intend to continue leasing spaces at these locations.

Regulations, page 93

11. Revise to disclose the material effects the various government regulations discussed here have on your business. Refer to Item 4.B.8. of Form 20-F.

Financial Statements, page F-1

12.   Please provide updated financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

General

13.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

        Please contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Yarona L Yieh